Exhibit 99.1

Genius Sports Reports Fourth Quarter and Full-Year 2024 Results and Announces 2025 Outlook for 21% Group Revenue Growth and 20% Group Adj. EBITDA Margin

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Group Revenue of $176m in Q4 and $511m in the full year 2024, increasing 38% and 24% year-over-year, respectively
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Group Net Loss of $28m in Q4 and $63m in the full-year 2024, representing a year-over-year improvement of 27% and 26%, respectively
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Group Adj. EBITDA of $32m in Q4 and $86m in the full year 2024, increasing 171% and 61% year-over-year, respectively
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Group Adj. EBITDA Margin of 18.4% in Q4 and 16.8% in the full year 2024, representing year-over-year margin expansion of 900bps and 390bps, respectively
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Year-end cash, cash equivalents and restricted cash of $135m, a $9m increase from the prior year-end
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$82m of cash flow from operating activities in the full year 2024, a 5.5x increase from the prior year
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Expecting Group Revenue of $620m, Group Adj. EBITDA of $125m, and increased annual cash flow in 2025

LONDON & NEW YORK, March 4, 2025 – Genius Sports Limited (NYSE:GENI) (“Genius Sports” or the “Group”), the official data, technology and broadcast partner that powers the global ecosystem connecting sports, betting and media, today announced financial results for its fiscal fourth quarter and full year ended December 31, 2024.

“2024 was a defining year for commercial execution, with the renewal of key contracts and reinforcement of our solid infrastructure that lays the foundation for sustainable growth and profitability over the next several years,” said Mark Locke, Genius Sports Co-Founder and CEO. “We have consistently exceeded expectations, bolstered our technology advantage, and strengthened our balance sheet, now positioning Genius Sports for continued success in 2025 and a clear path to achieve greater scale.”

$ in thousands	Q424	Q423%
Group Revenue	175,531	127,172	38.0%
Betting Technology, Content & Services	128,210	86,706	47.9%
Media Technology, Content & Services	29,759	28,546	4.2%
Sports Technology & Services	17,562	11,920	47.3%
Group Net Loss	(28,212)	(38,452)	26.6%
Group Adjusted EBITDA	32,373	11,958	170.7%
Group Adjusted EBITDA Margin	18.4%	9.4%	900	bps

$ in thousands	FY 2024	FY 2023%
Group Revenue	510,894	412,977	23.7%
Betting Technology, Content & Services	354,856	274,235	29.4%
Media Technology, Content & Services	105,313	91,605	15.0%
Sports Technology & Services	50,725	47,137	7.6%
Group Net Loss	(63,040)	(85,534)	26.3%
Group Adjusted EBITDA	85,739	53,345	60.7%
Group Adjusted EBITDA Margin	16.8%	12.9%	390	bps

Q4 2024 Financial Highlights

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Group Revenue: Group revenue increased 38% year-over-year to $175.5 million.
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Betting Technology, Content & Services: Revenue increased 48% year-over-year to $128.2 million, driven primarily by growth in business with existing customers as a result of price increases on contract renewals and renegotiations.
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Media Technology, Content & Services: Revenue increased 4% year-over-year to $29.8 million, driven by growth in the Americas region, primarily for social and programmatic advertising services.
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Sports Technology & Services: Revenue increased 47% year-over-year to $17.6 million, primarily driven by revenue from products built on GeniusIQ technology.
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Group Net Loss: Group net loss was ($28.2 million) in the fourth quarter ended December 31, 2024, representing an $10.2 million improvement compared to the ($38.5 million) loss in the fourth quarter ended December 31, 2023.
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Group Adjusted EBITDA: Group Adjusted (non-GAAP) EBITDA was $32.4 million in the quarter, representing a 171% increase from the $12.0 million reported in the fourth quarter ended December 31, 2023 and 900 basis points of margin expansion.

Full Year 2024 Financial Highlights

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Group Revenue: Group revenue increased 24% year-over-year to $510.9 million.
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Betting Technology, Content & Services: Revenue increased 29% year-over-year to $354.9 million.
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Media Technology, Content & Services: Revenue increased 15% year-over-year to $105.3 million.
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Sports Technology & Services: Revenue increased 8% year-over-year to $50.7 million.
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Group Net Loss: Group net loss was ($63.0 million) in the full year ended December 31, 2024, representing a $22.5 million improvement compared to the ($85.5 million) loss in the full year ended December 31, 2023.
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Group Adjusted EBITDA: Group Adjusted (non-GAAP) EBITDA was $85.7 million in the full year ended December 31, 2024, representing a 61% increase from the $53.3 million reported in the full year ended December 31, 2023 and 390 basis points of margin expansion.

Q4 2024 Business Highlights

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Launched Next Gen Stats-powered in-stadium highlights through new collaboration with Los Angeles Rams
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Powered first-of-its-kind "EA Sports Madden NFL Cast", an immersive, data-driven alternate broadcast streamed live on Peacock
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Executed the "NBA 2K25 DataCast", an alternative telecast for the 2024 Emirates NBA Cup, streamed live on truTV & Max
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Launched the free-to-play predication game, 'Bowl Season Pick'em' in partnership with Bowl Season
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Implemented cutting-edge player tracking technology to France's Ligue de Football Professionnel (LFP)
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After the reporting period:
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Launched augmented, data-driven live broadcasts of Lithuanian basketball, featuring dynamic sponsorship activations for international meat brand, Krekenavos
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Partnered with Index Exchange, one of the world's largest independent supply-side platforms, to expand premium sports advertising inventory and audience curation
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Raised $144m in a public offering with participation from Caledonia, Wellington Management, among other top existing shareholders as well as new investors

Financial Outlook

Genius Sports expects to generate Group Revenue of approximately $620 million and Group Adjusted EBITDA of approximately $125 million in 2025. This implies year-over-year Group Revenue and Adj. EBITDA growth of 21% and 46%, respectively. Genius Sports also expects to continue to increase its annual cash flow in the full year of 2025.

Financial Statements & Reconciliation Tables

Genius Sports Limited

Condensed Consolidated Statements of Operations

(Unaudited)

(Amounts in thousands, except share and per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2024	2023	2024	2023
Revenue	$175,531	$127,172	$510,894	$412,977
Cost of revenue	128,081	116,656	382,187	343,972
Gross profit	47,450	10,516	128,707	69,005
Operating expenses:
Sales and marketing	9,880	9,625	37,411	29,432
Research and development	4,893	7,874	24,576	26,070
General and administrative	40,156	27,076	123,011	85,167
Transaction expenses	(278)	338	2,246	2,494
Total operating expense	54,651	44,913	187,244	143,163
Loss from operations	(7,201)	(34,397)	(58,537)	(74,158)
Interest (expense) income, net	(80)	580	921	1,953
Loss on disposal of assets	(129)	(259)	(147)	(291)
Gain (loss) on fair value remeasurement of contingent consideration	1,024	(110)	1,024	(2,919)
Change in fair value of derivative warrant liabilities	—	—	—	(534)
Loss on abandonment of assets	—	(11,226)	—	(11,226)
(Loss) gain on foreign currency	(26,709)	5,788	(9,519)	3,875
Total other expense	(25,894)	(5,227)	(7,721)	(9,142)
Loss before income taxes	(33,095)	(39,624)	(66,258)	(83,300)
Income tax benefit (expense)	3,895	423	(509)	(5,340)
Gain from equity method investment	988	749	3,727	3,106
Net loss	$(28,212)	$(38,452)	$(63,040)	$(85,534)
Loss per share attributable to common stockholders:
Basic and diluted	$(0.12)	$(0.17)	$(0.27)	$(0.38)
Weighted average common stock outstanding:
Basic and diluted	229,654,827	227,480,271	229,509,169	225,882,254

Genius Sports Limited

Condensed Consolidated Balance Sheets

(Amounts in thousands, except share and per share data)

	(Unaudited)
	December 31,	December 31,
	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	$110,213	$100,331
Restricted cash, current	25,026	—
Accounts receivable, net	85,491	71,088
Contract assets	30,632	38,802
Prepaid expenses	27,333	27,231
Other current assets	9,902	7,329
Total current assets	288,597	244,781
Property and equipment, net	19,016	11,552
Intangible assets, net	115,539	129,670
Operating lease right-of-use assets	7,488	7,011
Goodwill	326,011	326,011
Deferred tax asset	1,192	—
Investments	31,717	26,399
Restricted cash, non-current	—	25,462
Other assets	2,706	4,838
Total assets	$792,266	$775,724
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$36,661	$57,379
Accrued expenses	79,172	56,331
Deferred revenue	73,388	44,345
Current debt	19	7,573
Operating lease liabilities, current	3,003	3,610
Other current liabilities	9,327	13,676
Total current liabilities	201,570	182,914
Long-term debt – less current portion	—	19
Deferred tax liability	13,802	15,335
Operating lease liabilities, non-current	4,489	3,501
Other liabilities	—	936
Total liabilities	219,861	202,705
Shareholders’ equity
Common stock, $0.01 par value, unlimited shares authorized, 215,261,974 shares issued and 211,156,026 shares outstanding at December 31, 2024; unlimited shares authorized, 213,224,868 shares issued and 209,118,920 shares outstanding at December 31, 2023	2,153	2,132
B Shares, $0.0001 par value, 22,500,000 shares authorized, 18,500,000 shares issued and outstanding at December 31, 2024 and December 31, 2023	2	2
Additional paid-in capital	1,700,065	1,646,082
Treasury stock, at cost, 4,105,948 shares at December 31, 2024 and December 31, 2023	(17,653)	(17,653)
Accumulated deficit	(1,087,527)	(1,024,487)
Accumulated other comprehensive loss	(24,635)	(33,057)
Total shareholders’ equity	572,405	573,019
Total liabilities and shareholders’ equity	$792,266	$775,724

Genius Sports Limited

Condensed Consolidated Statements of Cash Flows (Unaudited)

(Amounts in thousands)

	Year Ended December 31,
	2024	2023
Cash Flows from operating activities:
Net loss	$(63,040)	$(85,534)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	72,572	77,308
Loss on disposal of assets	147	291
(Gain) loss on fair value remeasurement of contingent consideration	(1,024)	2,919
Stock-based compensation	54,475	35,318
Change in fair value of derivative warrant liabilities	—	534
Non-cash consideration, net	(2,283)	(684)
Non-cash interest expense, net	—	258
Non-cash lease expense	4,604	3,929
Amortization of contract cost	1,280	1,009
Deferred income taxes	(2,724)	(444)
Allowance for expected credit losses	1,630	2,518
Gain from equity method investment	(3,727)	(3,106)
Loss on abandonment of assets	—	11,226
Loss (gain) on foreign currency remeasurement	9,238	(5,571)
Changes in operating assets and liabilities
Accounts receivable	(15,860)	(32,489)
Contract assets	8,170	1,610
Prepaid expenses	(101)	(8,643)
Other current assets	(754)	1,156
Other assets	(1,014)	(1,495)
Accounts payable	(20,718)	22,065
Accrued expenses	22,841	(3,513)
Deferred revenue	27,603	906
Other current liabilities	(4,727)	(1,936)
Operating lease liabilities	(4,727)	(3,672)
Other liabilities	—	916
Net cash provided by operating activities	81,861	14,876
Cash flows from investing activities:
Purchases of property and equipment	(11,391)	(3,569)
Capitalization of internally developed software costs	(51,963)	(44,158)
Capitalization of installation costs	(902)	—
Distributions from equity method investments	1,561	1,555
Purchases of intangible assets	—	(1,416)
Proceeds from disposal of assets	10	18
Net cash used in investing activities	(62,685)	(47,570)
Cash flows from financing activities:
Repayment of loans and mortgage	(22)	(21)
Proceeds from exercise of Public Warrants	—	6,812
Repayment of promissory notes	(7,575)	(7,387)
Net cash used in financing activities	(7,597)	(596)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(2,133)	63
Net increase (decrease) in cash, cash equivalents and restricted cash	9,446	(33,227)
Cash, cash equivalents and restricted cash at beginning of period	125,793	159,020
Cash, cash equivalents and restricted cash at end of period	$135,239	$125,793
Supplemental disclosure of cash activities:
Cash paid during the period for interest	$1,224	$8
Cash paid during the period for income taxes	$2,478	$4,490
Supplemental disclosure of noncash investing and financing activities:
Acquisition of common shares by subsidiary in connection with warrant redemptions	$—	$17,653
Issuance of common stock in connection with business combinations	$—	$10,157

Genius Sports Limited

Reconciliation of U.S. GAAP Net loss to Adjusted EBITDA

(Unaudited)

(Amounts in thousands)

	Three Months Ended December 31,		Year Ended December 31,
	2024	2023	2024	2023
Net loss	$(28,212)	$(38,452)	$(63,040)	$(85,534)
Adjusted for:
Net, interest expense (income)	80	(580)	(921)	(1,953)
Income tax (benefit) expense	(3,895)	(423)	509	5,340
Amortization of acquired intangibles (1)	2,183	10,305	24,136	40,476
Other depreciation and amortization (2)	13,522	14,244	49,716	37,841
Stock-based compensation (3)	21,098	16,070	55,657	35,462
Transaction expenses	(278)	338	2,246	2,494
Litigation and related costs (4)	1,932	876	7,575	2,289
Change in fair value of derivative warrant liabilities	—	—	—	534
(Gain) loss on fair value remeasurement of contingent consideration	(1,024)	110	(1,024)	2,919
Loss on abandonment of assets	—	11,226	—	11,226
Loss (gain) on foreign currency	26,709	(5,788)	9,519	(3,875)
Other (5)	258	4,032	1,366	6,126
Adjusted EBITDA	$32,373	$11,958	$85,739	$53,345

(1)
Includes amortization of intangible assets generated through business acquisitions (inclusive of amortization for marketing products, acquired technology, and historical data rights related to the acquisition of a majority interest in Genius in 2018).
(2)
Includes depreciation of Genius’ property and equipment, amortization of contract costs, and amortization of internally developed software and other intangible assets. Excludes amortization of intangible assets generated through business acquisitions.
(3)
Includes restricted shares, stock options, equity-settled restricted share units, cash-settled restricted share units and equity-settled performance-based restricted share units granted to employees and directors (including related employer payroll taxes) and equity-classified non-employee awards issued to suppliers.
(4)
Includes litigation and related costs incurred by the Company relating to discrete and non-routine legal proceedings that are not part of the normal operations of the Company’s business. For the three and twelve months ended December 31, 2024 and 2023, legal proceedings included Sportscastr litigation and dMY litigation (see Note 16 "Commitments and Contingencies" to the Company's condensed consolidated financial statements included in the Company's Current Report on Form 6-K furnished with the U.S. Securities and Exchange Commission (the "SEC") on November 12, 2024), and Spirable litigation (see Item 3.D "Risks Related to Legal Matters and Regulations" in the Company's Annual Report on Form 20-F filed with the SEC on March 15, 2024 for further details). All other legal proceedings are expensed as part of our on-going operations and included in general and administrative expenses.
(5)
Includes professional fees for finance transformation project, expenses incurred related to earn-out payments on historical acquisitions, gain/loss on disposal of assets, severance costs and non-recurring compensation payments.

Webcast and Conference Call Details

Genius Sports management will host a conference call and webcast today at 8:00AM ET to discuss the Group’s fourth quarter results.

The live conference call and webcast may be accessed on the Genius Sports investor relations website at investors.geniussports.com along with Genius’ earnings press release and related materials. A replay of the webcast will be available on the website within 24 hours after the call.

About Genius Sports

Genius Sports is the official data, technology and broadcast partner that powers the global ecosystem connecting sports, betting and media. Our technology is used in over 150 countries worldwide, creating highly immersive products that enrich fan experiences for the entire sports industry.

We are the trusted partner to over 400 sports organizations, including many of the world’s largest leagues and federations such as the NFL, EPL, FIBA, NCAA, NASCAR, AFA and Liga MX.

Genius Sports is uniquely positioned through cutting-edge technology, scale and global reach to support our partners. Our innovative use of big data, computer vision, machine learning, and augmented reality, connects the entire sports ecosystem from the rights holder all the way through to the fan.

Non-GAAP Financial Measures

This press release includes non-GAAP financial measures not presented in accordance with U.S. GAAP. A reconciliation of the most comparable GAAP measure to its non-GAAP measure is included above.

Adjusted EBITDA

We present Group adjusted EBITDA and Group adjusted EBITDA margin, non-GAAP performance measures, to supplement our results presented in accordance with U.S. GAAP. Group Adjusted EBITDA is defined as earnings before interest, income tax, depreciation and amortization and other items that are unusual or not related to Genius’ revenue-generating operations, including but not limited to stock-based compensation expense (including related employer payroll taxes), litigation and related costs, transaction expenses and gain or loss on foreign currency.

Group Adjusted EBITDA is used by management to evaluate Genius’ core operating performance on a comparable basis and to make strategic decisions. Genius believes Group Adjusted EBITDA is useful to investors for the same reasons as well as in evaluating Genius’ operating performance against competitors, which commonly disclose similar performance measures. However, Genius’ calculation of Group Adjusted EBITDA may not be comparable to other similarly titled performance measures of other companies. Group Adjusted EBITDA and Group Adjusted EBITDA margin are not intended to be a substitute for any US GAAP financial measure.

We do not provide a reconciliation of Group adjusted EBITDA to consolidated net income/(loss) on a forward-looking basis because we are unable to forecast certain items required to develop meaningful comparable GAAP financial measures without unreasonable efforts. These items are difficult to predict and estimate and are primarily dependent on future events. The impact of these items could be significant to our projections.

Forward-Looking Statements

This press release contains forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify such forward looking statements. Although we believe that the forward-looking statements contained in this press release are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in such forward-looking statements, including but not limited to: risks related to our reliance on relationships with sports organizations and the potential loss of such relationships or failure to renew or expand existing relationships; fraud, corruption or negligence related to sports events, or by our employees or contracted statisticians; risks related to changes in domestic and foreign laws and regulations or their interpretation; compliance with applicable data protection and privacy laws; pending litigation and investigations; the failure to protect or enforce our proprietary and intellectual property rights; claims for intellectual property infringement; our reliance on information technology; elevated interest rates and inflationary pressures, including fluctuating foreign currency and exchange rates; risks related to domestic and international political and macroeconomic uncertainty; and other factors included under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on March 15, 2024.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements contained in this press release, or the documents to which we refer readers in this press release, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

Contact:

Media

Chris Dougan, Chief Communications Officer

+1 (202) 766-4430

chris.dougan@geniussports.com

Investors

Brandon Bukstel , Investor Relations Manager

+1 (954)-554-7932

brandon.bukstel@geniussports.com